UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

RMG NETWORKS HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74966K102

(CUSIP Number)

2012 DOOH INVESTMENTS LLC
540 W. Madison Street, Suite 2500
Chicago, Illinois 60661
Attn: Donald R. Wilson, Jr.
(312) 542-1001

Copy to:

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois  60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS 2012 DOOH Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,015,238(1)
	8	SHARED VOTING POWER 4,000,000(2)
	9	SOLE DISPOSITIVE POWER 1,253,333(3)
	10	SHARED DISPOSITIVE POWER 5,523,810 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,143 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%(6)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,481,905 shares of the Issuer’s common stock and (ii) 533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Consists of 4,000,000 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(3) Consists of (i) 720,000 shares of the Issuer’s common stock and (ii) 533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(4) Consists of (i) 1,523,810 shares of the Issuer’s common stock and (ii) 4,000,000 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(5) Consists of (i) 2,243,810 shares of the Issuer’s common stock and (ii) 4,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(6) Based on 12,367,756 shares of the Issuer’s common stock outstanding as of April 28, 2014, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 28, 2014.

1	NAME OF REPORTING PERSONS DOOH Investment Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,015,238(1)
	8	SHARED VOTING POWER 4,000,000(2)
	9	SOLE DISPOSITIVE POWER 1,253,333(3)
	10	SHARED DISPOSITIVE POWER 5,523,810 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,143 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%(6)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,481,905 shares of the Issuer’s common stock and (ii) 533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Consists of 4,000,000 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(3) Consists of (i) 720,000 shares of the Issuer’s common stock and (ii) 533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(4) Consists of (i) 1,523,810 shares of the Issuer’s common stock and (ii) 4,000,000 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(5) Consists of (i) 2,243,810 shares of the Issuer’s common stock and (ii) 4,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(6) Based on 12,367,756 shares of the Issuer’s common stock outstanding as of April 28, 2014, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 28, 2014.

1	NAME OF REPORTING PERSONS DRW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 12,367,756 shares of the Issuer’s common stock outstanding as of April 28, 2014, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 28, 2014.

1	NAME OF REPORTING PERSONS DRW Commodities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 12,367,756 shares of the Issuer’s common stock outstanding as of April 28, 2014, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 28, 2014.

1	NAME OF REPORTING PERSONS Donald R. Wilson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,369,688 (1)
	8	SHARED VOTING POWER 4,000,000 (2)
	9	SOLE DISPOSITIVE POWER 3,607,783 (3)
	10	SHARED DISPOSITIVE POWER 5,523,810 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,131,593 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.0%(6)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 3,836,355 shares of the Issuer’s common stock and (ii) 533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Consists of 4,000,000 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(3) Consists of (i) 3,074,450 shares of the Issuer’s common stock and (ii) 533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(4) Consists of (i) 1,523,810 shares of the Issuer’s common stock and (ii) 4,000,000 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(5) Consists of (i) 4,598,260 shares of the Issuer’s common stock and (ii) 4,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(6) Based on 12,367,756 shares of the Issuer’s common stock outstanding as of April 28, 2014, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 28, 2014 .

This Amendment No. 5 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Donald R. Wilson, Jr. (“Wilson”), 2012 DOOH Investments LLC (“DOOH Investments”) and DOOH Investment Manager LLC (“DOOH Manager”) on December 26, 2012, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 14, 2013, Amendment No. 2 to the Schedule 13D filed with the SEC on February 12, 2013, Amendment No. 3 to the Schedule 13D filed with the SEC on May 22, 2013 and Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the SEC on September 20, 2013 by Wilson, DOOH Investments, DOOH Manager, DRW Commodities, LLC (“DRW Commodities”) and DRW Holdings, LLC (“DRW Holdings”), with respect to the securities of SCG Financial Acquisition Corp. (the “Issuer”).  The purpose of this Amendment is to report an increase in the number of outstanding shares of the Issuer’s common stock since the reporting persons filed Amendment No. 4, which resulted in the shares of common stock beneficially owned by the reporting persons representing a lower percentage of the Issuer’s outstanding common stock.    Specifically, since the filing of Amendment No. 4, the Issuer has reported an increase in the number of outstanding shares of its common stock from 11,284,593 shares to 12,367,756 shares, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 28, 2014.  Except as otherwise indicated herein, the information in the Schedule 13D, as previously amended, remains unchanged.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.      Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)           Based on information contained in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 28, 2014, 12,367,756 shares of the Issuer’s Common Stock were outstanding as of April 28, 2014.  Based on the foregoing, (i) the aggregate of 9,131,593 shares of Common Stock that Wilson may be deemed to beneficially own represent approximately 54.0% of the Common Stock outstanding; (ii) the 6,777,143 shares of Common Stock that DOOH Investments and DOOH Manager may be deemed to beneficially own represent approximately 40.1% of the Common Stock outstanding; (iii) the 2,354,450 shares of Common Stock that DRW Commodities and DRW Holdings may be deemed to beneficially own represent approximately 19.0% of the Common Stock outstanding; and (iv) the 9,131,593 shares of Common Stock that all of the Reporting Persons collectively beneficially own represent approximately 54.0% of the Common Stock outstanding.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2014

2012 DOOH INVESTMENTS LLC

By: DOOH Investment Manager LLC
Its: Manager

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title: Manager

DOOH INVESTMENT MANAGER LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title: Manager

/s/ Donald R. Wilson, Jr.
Donald R. Wilson, Jr.

DRW COMMODITIES, LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title: Manager

DRW HOLDINGS, LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title: Manager